                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      ANGELES PARTICIPATING MORTGAGE TRUST
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $1.00 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   034642108
                         -----------------------------
                                 (CUSIP Number)





Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





- -----------------------
*  Initial filing with respect to Mr. Michael L. Gordon

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP NO. 034642108                                          PAGE 2 OF 11 PAGES



1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                      ANGELO, GORDON & CO., L.P.

2      Check the Appropriate Box If a Member of a Group*
                                         a.  / /
                                         b.  / /

3      SEC Use Only

4      Citizenship or Place of Organization

                      DELAWARE

                          5       Sole Voting Power
  Number of                              252,700
   Shares
Beneficially              6       Shared Voting Power
  Owned By                               0
    Each
  Reporting               7       Sole Dispositive Power
   Person                                252,700
    With
                          8       Shared Dispositive Power
                                         2,000

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                                         252,700
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                      / /

11   Percent of Class Represented By Amount in Row (9)

                                         9.9%

12   Type of Reporting Person*

     BD, IA, PN

                                  SCHEDULE 13G

CUSIP NO. 034642108                                          PAGE 3 OF 11 PAGES


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

            JOHN M. ANGELO

2    Check the Appropriate Box If a Member of a Group*
                                  a.  / /
                                  b.  / /

3    SEC Use Only

4    Citizenship or Place of Organization

            UNITED STATES

                 5      Sole Voting Power
  Number of                    0
   Shares
Beneficially     6      Shared Voting Power
  Owned By                     252,700
    Each
  Reporting      7      Sole Dispositive Power
   Person                      0
    With
                 8      Shared Dispositive Power
                               254,700

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                               0

10   Check Box If the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                   / /

11   Percent of Class Represented By Amount in Row (9)

                               0.0%

12   Type of Reporting Person*

     IN, HC

                                  SCHEDULE 13G

CUSIP NO. 034642108                                          PAGE 4 OF 11 PAGES


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

            MICHAEL L. GORDON

2    Check the Appropriate Box If a Member of a Group*
                                a.  / /
                                b.  / /

3    SEC Use Only

4    Citizenship or Place of Organization

            UNITED STATES

                 5      Sole Voting Power
  Number of                    0
   Shares
Beneficially     6      Shared Voting Power
  Owned By                     252,700
    Each
  Reporting      7      Sole Dispositive Power
   Person                      0
    With
                 8      Shared Dispositive Power
                               252,700

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                               0
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain
     Shares*                                    / /

11   Percent of Class Represented By Amount in Row (9)

                               0.0%

12   Type of Reporting Person*

     IN, HC

Item 1(a)      NAME OF ISSUER:

               Angeles Participating Mortgage Trust (the "Issuer").

Item 1(b)      ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               10301 West Pico Blvd., Los Angeles, California 90064.

Item 2(a)      NAME OF PERSON FILING:

               This statement is filed on behalf of the following reporting persons (the "Reporting Persons"): (i) Angelo, Gordon & Co., L.P. ("Angelo, Gordon"), (ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief executive officer of Angelo, Gordon and (iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and the chief operating officer of Angelo, Gordon.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       (i) The principal business office of Angelo, Gordon is located at 245 Park Avenue, New York, New York 10167.

      (ii) The address of the principal business office of Mr. Angelo is 245 Park Avenue, New York, New York 10167.

     (iii) The address of the principal business office of Mr. Gordon is 245 Park Avenue, New York, New York 10167.

Item 2(c)      CITIZENSHIP:

       (i)     Angelo, Gordon is a Delaware limited partnership.

      (ii)     Mr. Angelo is a citizen of the United States.

     (iii)     Mr. Gordon is a citizen of the United States.

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, $1.00 par value (the "Shares").

Item 2(e)      CUSIP NUMBER:

               034642108

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

   (i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

   (ii)        Mr. Angelo is a "parent holding company".

  (iii)        Mr. Gordon is a "parent holding company".

Item 4.        OWNERSHIP:

(a)            AMOUNT BENEFICIALLY OWNED:

   (i) As of December 31, 1994, Angelo, Gordon may be deemed to be the beneficial owner of 252,700 Shares as a result of voting and dispositive powers that it held with respect to the 49,600 Shares it holds for its own account and 203,100 Shares held for the account of five private investment funds for which it acts as general partner and/or investment adviser. In addition thereto, Angelo, Gordon may be deemed to have dispositive powers, but not voting powers, with respect to 2,000 Shares owned by clients of Angelo, Gordon for whom Mr. Angelo has been given such dispositive powers.

  (ii) Mr. Angelo may be considered a beneficial owner of the 252,700 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. In addition thereto, Mr. Angelo has dispositive powers, but not voting powers, with respect to 2,000 Shares owned by clients of Angelo, Gordon. Mr. Angelo is the chief executive officer of Angelo, Gordon and is a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

  (iii) Mr. Gordon may be considered a beneficial owner of the 252,700 Shares held by Angelo, Gordon referred to in paragraph (a)(i) above. Mr. Gordon is the chief operating officer of Angelo, Gordon and is the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon.

(b)            PERCENT OF CLASS:

               The number of Shares beneficially owned by Angelo, Gordon constitute 9.9% of the total number of Shares outstanding.

(c)            NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                                                    Angelo, Gordon         Mr. Angelo         Mr. Gordon
                                                    --------------         ----------         ----------
  (i)          sole power to vote or to
               direct the vote:                           252,700              0                 0

  (ii)         shared power to vote or
               to direct the vote:                           0              252,700           252,700

  (iii)        sole power to dispose or
               to direct the disposition of:              252,700              0                 0

  (iv)         shared power to dispose or
               to direct the disposition of:               2,000            254,700           252,700

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               This Item 5 is not applicable.

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               The limited partners of each of five funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their respective funds (including the Shares) in accordance with their respective limited partnership interests in their respective funds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               See Exhibit B.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               This Item 8 is not applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

               This Item 9 is not applicable.

Item 10.       CERTIFICATION:

               By signing below each of the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURES


   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 1995             ANGELO, GORDON & CO., L.P.

                                     By:   AG Partners, L.P.
                                           General Partner


                                           By:  /s/ Michael L. Gordon
                                                -----------------------------
                                                Name:   Michael L. Gordon
                                                Title:  General Partner



                                     /s/ John M. Angelo
                                     ----------------------------------------
                                     JOHN M. ANGELO



                                     /s/ Michael L. Gordon
                                     ----------------------------------------
                                     MICHAEL L. GORDON

                                    EXHIBITS

                                                                                                       PAGE
                                                                                                       ----
A.     Joint Filing Agreement, dated February 8, 1995
       by and among Angelo, Gordon & Co., L.P.,
       Mr. John M. Angelo and Mr. Michael L. Gordon. . . . . . . . . . . . . . . . . . . . . . . .      10

B.     Item 7 disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      11